Invitation to the

Twenty-sixth Annual General Meeting of Shareholders

of SAP AG

based in Walldorf, Germany

Securities Identification Number (Wertpapierkennnummer): 716 460

ISIN: DE 000 7 164 600

The shareholders in our Company are hereby invited to attend the twenty-sixth annual General Meeting of Shareholders at the SAP Arena, Xaver-Fuhr-Str. 150, 68163 Mannheim, Germany, on Tuesday, June 4, 2013, at 10.00 hrs (Central European Summer Time – CEST).

Overview of Contents

I.	Agenda

1.	Presentation of the adopted annual financial statements and the approved group financial statements, the combined management report and group management report of SAP AG, including the Executive Board’s explanatory notes relating to the information provided pursuant to Sections 289 (4) and (5) and 315 (4) of the German Commercial Code (Handelsgesetzbuch; HGB), and the Supervisory Board’s report, each for fiscal year 2012

2.	Resolution on the appropriation of the retained earnings of fiscal year 2012

3.	Resolution on the formal approval of the acts of the Executive Board in fiscal year 2012

4.	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2012

5.	Resolution on the authorization to acquire and use treasury shares pursuant to Section 71 (1) no. 8 of the German Stock Corporation Act (Aktiengesetz; AktG), with possible exclusion of the shareholders’ subscription rights and potential rights to offer shares

6.	Appointment of the auditors of the financial statements and group financial statements for fiscal year 2013

II.	Report of the Executive Board relating to Item 5 on the agenda

III.	Further information and details concerning the General Meeting of Shareholders

I.	AGENDA

1.	Presentation of the adopted annual financial statements and the approved group financial statements, the combined management report and group management report of SAP AG, including the Executive Board’s explanatory notes relating to the information provided pursuant to Sections 289 (4) and (5) and 315 (4) of the Commercial Code (HGB), and the Supervisory Board’s report, each for fiscal year 2012

These documents and the Executive Board proposal for the appropriation of retained earnings can be viewed on the Internet at www.sap.com/agm and will be available for inspection at the General Meeting of Shareholders.

On March 21, 2013, the Supervisory Board approved the annual financial statements prepared by the Executive Board on February 21, 2013 in accordance with Section 172 sentence 1 AktG. The annual financial statements have thus been adopted. At the same time, the Supervisory Board also approved the group financial statements. In accordance with Section 173 sentence 1 AktG, it is therefore not necessary for the General Meeting of Shareholders to adopt the annual financial statements and to approve the group financial statements. The other aforementioned documents, too, must merely be made available to and, pursuant to Section 176 (1) sentence 2 AktG, must be explained at the General Meeting of Shareholders, with no resolution (except in respect of the appropriation of retained earnings) being required.

2.	Resolution on the appropriation of the retained earnings of fiscal year 2012

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

The retained earnings for fiscal year 2012 in the amount of € 6,603,877,793.55, as reported in the annual financial statements, are to be appropriated as follows:

Payment of a dividend in the amount of € 0.85 per no-par value share carrying dividend rights	= € 1,013,369,663.40

transfer to other revenue reserves	= € 500,000,000.00

and carry-forward of the remainder to new account	= € 5,090,508,130.15

The dividend amount and the remainder to be carried forward to new account set out in the above resolution proposal are based on a capital stock carrying dividend rights of € 1,192,199,604.00, divided into 1,192,199.604 no-par value shares, as at the date of preparation of the annual financial statements (February 21, 2013).

The number of shares carrying dividend rights may have changed by the time the resolution on the appropriation of retained earnings is passed. If this is the case, the Executive Board and the Supervisory Board will submit an amended resolution proposal on the appropriation of retained earnings to the General Meeting of Shareholders, which will also provide for a distribution of € 0.85 per no-par value share carrying dividend rights. Such amendment will be made as follows: If the number of shares carrying dividend rights, and thus the total dividend amount, decreases, the amount to be carried forward to new account will be increased accordingly. If the number of shares carrying dividend rights, and thus the total dividend amount, increases, the amount to be carried forward to new account will be reduced accordingly.

Payment of the dividend will be effected promptly after the corresponding resolution has been passed by the General Meeting of Shareholders and is expected to take place on or after June 5, 2013.

3.	Resolution on the formal approval of the acts of the Executive Board in fiscal year 2012

The Supervisory Board and the Executive Board propose that the acts of the members of the Executive Board holding office in fiscal year 2012 be formally approved for that period.

4.	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2012

The Executive Board and the Supervisory Board propose that the acts of the members of the Supervisory Board holding office in fiscal year 2012 be formally approved for that period.

5.	Resolution on the authorization to acquire and use treasury shares pursuant to Section 71 (1) no. 8 AktG, with possible exclusion of the shareholders’ subscription rights and potential rights to offer shares

Up to February 21, 2013 (the day on which the annual financial statements were prepared), the authorization granted by the General Meeting of Shareholders of June 8, 2010 regarding the acquisition of treasury shares had been exercised by way of the acquisition of 9,567,000 treasury shares. Following this acquisition, the Company, as at February 21, 2013, held 36,304,628 treasury shares. Since the acquisition authorization granted on June 8, 2010 will expire on June 30, 2013, it is proposed that it be revoked, to the extent not yet exercised, and replaced by a new authorization.

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

a)	The authorization granted on June 8, 2010 concerning the acquisition of treasury shares is revoked, to the extent not yet exercised, once the following acquisition authorization takes effect:

b)

The Executive Board is authorized to acquire, on or before June 3, 2018, shares in the Company representing a pro rata amount of capital stock of up to € 120 million in aggregate, with the proviso that the shares purchased under this authorization, together with any other shares in the Company which were previously acquired and are still held by the Company or which are attributable to the Company pursuant to Section 71d and Section 71e AktG, at no time account for more than 10% of the Company’s capital stock. This authorization may be exercised in whole or in part. For the term of the authorization, the acquisition may be effected in partial tranches on different acquisition dates up to the maximum acquisition volume. The acquisition may also be effected by any dependent group company of SAP AG within the meaning of Section 17 AktG or by any third party for the account of such dependent group company or SAP AG. The acquisition is subject to compliance with the principle of equal treatment (Gleichbehandlungsgrundsatz) within the meaning of Section 53a AktG and may be effected either on the stock exchange or by way of a public purchase offer to all shareholders, as the Executive Board deems fit. The acquisition must not serve the purpose of trading in treasury shares. Moreover, the requirements of Section 71 (2) sentences 2 and 3 AktG must be observed.

(aa)	In the event that the acquisition is effected on the stock exchange, the purchase price for the acquisition of one share (exclusive of any ancillary costs) must not exceed the average trading price of the share on the Frankfurt Stock Exchange during the three trading days preceding the date of acquisition, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system), by more than 10% or fall below this price by more than 20%.

(bb)	In the event that the acquisition is effected by way of a public purchase offer to all shareholders, neither the offering price per share nor the upper and lower limits of the range of purchase prices offered (in each case exclusive of any ancillary costs) may exceed the average trading price of the share on the Frankfurt Stock Exchange in the period from the fifth to the third trading day prior to the launching of the public purchase offer, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system) on the fifth, fourth and third trading day prior to the launching of the public purchase offer, by more than 10% or fall below this price by more than 20%. The volume of the purchase offer may be limited. If the total number of shares offered for sale exceeds this limit, acquisition may be performed according to the proportion of offered shares (proportion offered); moreover, offers pertaining to limited numbers of shares (up to 100 shares per shareholder) may be given preferential treatment, and the number of shares may be rounded according to commercial principles in order to avoid fractional shares. Any further right of the shareholders to offer shares is excluded in this context.

c)	The Executive Board is authorized to resell any treasury shares acquired under the above acquisition authorization on the stock exchange in compliance with the principle of equal treatment within the meaning of Section 53a AktG.

d)	The Executive Board is authorized to offer treasury shares acquired under the above acquisition authorization to the shareholders by way of an offer to all shareholders, provided that the shareholders’ subscription rights are maintained and the principle of equal treatment within the meaning of Section 53a AktG is complied with.

e)

The Executive Board is authorized, subject to the consent of the Supervisory Board, to sell treasury shares acquired under the above acquisition authorization other than on the stock exchange or by way of an offer for sale addressed to all shareholders, provided that the shares are sold against payment in cash at a price which is not substantially below the average trading price of the Company’s share on the Frankfurt Stock Exchange on the five trading days preceding the final determination of the selling price by the Executive Board, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system); the total volume of this authorization is limited to the lower of 10% of the Company’s capital stock existing at the time the resolution is adopted by the General Meeting of Shareholders of June 4, 2013 or 10% of the Company’s capital stock existing at the time the shares are sold. The authorization volume will be reduced by the pro rata amount of capital stock represented by shares, or to which option or conversion rights or obligations relate under bonds, which were issued or sold on or after June 4, 2013, subject to the exclusion of subscription rights, by applying Section 186 (3) sentence 4 AktG directly, analogously or mutatis mutandis.

f)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to grant treasury shares acquired under the above acquisition authorization to third parties as consideration in connection with mergers with other enterprises or acquisitions of enterprises or parts thereof or interests therein.

g)	The Executive Board is authorized to redeem treasury shares acquired under the above acquisition authorization without such redemption or the implementation thereof requiring a further resolution of the General Meeting of Shareholders. This redemption will result in a capital reduction. In derogation of the above, the Executive Board may resolve that the capital stock remain unaffected by such redemption and that the redemption of shares instead result in an increase in the pro rata amount of capital stock represented by the remaining shares pursuant to Section 8 (3) AktG. In such event, the Executive Board is authorized to adjust the figure stated in the Articles of Incorporation.

h)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to use treasury shares acquired under the above acquisition authorization for the purpose of servicing conversion or option rights under convertible or warrant-linked bonds issued by the Company under the authorization granted by the resolution on Item 7 subsection a) on the agenda of the General Meeting of Shareholders of May 25, 2011 and to transfer such shares to the holders of conversion or subscription rights in accordance with the terms and conditions determined in such resolution. The key features of such convertible or warrant-linked bonds are set out in the authorizing resolution adopted by the General Meeting of Shareholders of May 25, 2011, which is available for inspection at the commercial register of the Local Court (Amtsgericht) of Mannheim as part of the notarial record of this General Meeting of Shareholders. The contents of this authorizing resolution are further set out in the invitation to the annual General Meeting of Shareholders of May 25, 2011, which was published in the (electronic) German Federal Gazette ((elektronischer) Bundesanzeiger) dated April 15, 2011.

i)	The Executive Board is authorized to offer for acquisition or to promise and/or transfer treasury shares that are acquired under the above acquisition authorization, or that were acquired under authorizations granted previously, to employees of the Company and its downstream affiliates as well as to members of the managing bodies of its downstream affiliates; this also includes the authorization to offer for acquisition, promise or transfer the shares for free or on other special terms. In this context, the shares acquired under the above authorization or any authorization granted previously may also be transferred to a bank or other entity meeting the requirements of Section 186 (5) sentence 1 AktG which subscribes the shares subject to an undertaking to offer for acquisition or to promise and/or transfer them exclusively to employees of the Company and its downstream affiliates or to members of the managing bodies of downstream affiliates. The shares to be transferred to employees of the Company or its downstream affiliates or to members of the managing bodies of downstream affiliates may also be procured by a bank or other entity meeting the requirements of Section 186 (5) sentence 1 AktG by way of securities loans, and the shares acquired under the above acquisition authorization or any authorization granted previously may be used to redeem such securities loans.

j)	The shareholders’ subscription rights are excluded to the extent that the Executive Board sells the shares acquired under the above acquisition authorization on the stock exchange in accordance with subsection c) or uses them for the purposes set out in subsections e), f), h) or i). In addition, subject to the consent of the Supervisory Board, the Executive Board may exclude the shareholders’ subscription rights in respect of fractional shares where treasury shares are sold in connection with an offer for sale to the Company’s shareholders in accordance with subsection d). Moreover, the shareholders’ subscription rights are excluded insofar as the Executive Board uses shares previously acquired under any authorization granted at an earlier stage for the purposes set out in subsection i).

k)	The authorizations for using treasury shares set out above may be exercised once or several times, in whole or in part and in respect of a specific portion of acquired treasury shares. The authorizations of June 8, 2010 for using acquired treasury shares remain unaffected by the cancellation pursuant to subsection a) of the acquisition authorization resolved by the General Meeting of Shareholders of June 8, 2010.

6.	Appointment of the auditors of the financial statements and group financial statements for fiscal year 2013

Following a corresponding recommendation by the audit committee, the Supervisory Board proposes that KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, Germany, be appointed auditors of the financial statements and group financial statements for fiscal year 2013.

***

II.	Report of the Executive Board concerning Item5 on the agenda

Under Item 5 on the agenda of the General Meeting of Shareholders of June 4, 2013, the Executive Board and the Supervisory Board propose that the Executive Board be authorized to acquire treasury shares on behalf of the Company and to either resell or redeem the shares so acquired without requiring a further resolution of the General Meeting of Shareholders. Pursuant to Section 71 (1) no. 8 sentence 5 in conjunction with Section 186 (4) sentence 2 AktG, the Executive Board submits the following report on the reasons for the exclusion of the shareholders’ subscription rights in connection with the sale of treasury shares as well as the exclusion of a potential right to offer shares in connection with the acquisition of treasury shares, which report, constituting an integral part of the present invitation, is available on the Internet at www.sap.com/agm and will be available for inspection at the General Meeting of Shareholders.

a)	Acquisition of treasury shares and exclusion of a potential right to offer shares

Under Item 5 on the agenda of the General Meeting of Shareholders of June 4, 2013, the Executive Board and the Supervisory Board propose that the Executive Board be authorized to acquire treasury shares on behalf of the Company. Under such authorization, the Executive Board is to have the option to acquire, on or before June 3, 2018, shares in the Company representing a pro rata amount of capital stock of up to € 120 million in aggregate (i.e. 120 million shares, based on a pro rata amount of capital stock represented by one share of € 1.00). The acquisition may also be effected by any dependent group company of SAP AG within the meaning of Section 17 AktG or by any third party for the account of such dependent group company or SAP AG. The repurchase may either be effected on the stock exchange or by way of a public purchase offer to all shareholders, as the Executive Board deems fit. In the event that the acquisition is effected by way of a purchase offer to all shareholders, the principle of equal treatment must be observed, as in connection with the acquisition of shares on the stock exchange. Should the volume offered at the stipulated price exceed the number of shares the Company wishes to acquire, it is intended, however, that the acquisition may be performed according to the proportion of offered shares (proportion offered). Only where acquisition is performed on the basis of the proportion offered as opposed to the proportion held can the acquisition process be executed along economically sound lines. Moreover, it is intended that offers pertaining to limited numbers of shares (up to 100 offered shares per shareholder) may be given preferential treatment. This option serves to avoid small, generally uneconomic, residual amounts and any corresponding factual disadvantage for minor shareholders. It also serves to simplify the actual execution of the acquisition procedure. Provision is also intended to be made for rounding to be performed according to commercial principles in order to avoid fractional shares. Thus, the acquisition ratio and/or the number of shares to be acquired from an individual offering shareholder may be rounded according to commercial principles in such a way as to ensure that only whole shares are acquired. The Executive Board and the Supervisory Board believe that the exclusion of any further right of the shareholders to offer shares is justified in view of the circumstances and reasonable from the shareholders’ perspective.

b)	Use of acquired treasury shares and exclusion of subscription rights pursuant to the resolution proposal under Item 5 on the agenda

Under the authorization proposed in Item 5 on the agenda of the General Meeting of Shareholders of June 4, 2013, the Executive Board is to be authorized to sell the shares acquired pursuant to such authorization on the stock exchange or to offer the shares to the shareholders for acquisition in connection with a public offer for sale while maintaining the shareholders’ subscription rights. Where the Executive Board sells treasury shares on the stock exchange, shareholders will have no subscription rights. Under Section 71 (1) no. 8 sentence 4 AktG, however, a sale (or purchase) of treasury shares on the stock exchange is sufficient for the purposes of the principle of equal treatment within the meaning of Section 53a AktG.

It is furthermore proposed, however, that the Executive Board be authorized to redeem the acquired treasury shares without requiring a further resolution of the General Meeting of Shareholders. Such redemption will generally result in a capital reduction. It is proposed, however, that the Executive Board also be authorized to implement the redemption in accordance with Section 237 (3) no. 3 AktG without any changes to the capital stock. In such event, the redemption of shares is to result in an increase in the pro rata amount of capital stock represented by the remaining shares pursuant to Section 8 (3) AktG.

The resolution proposal under Item 5 on the agenda of the General Meeting of Shareholders of June 4, 2013 furthermore provides for the exclusion of the shareholders’ subscription rights if the repurchased treasury shares are used as set out below, as well as, where shares are used that were previously acquired under authorizations granted at an earlier stage, in the circumstances described in subsection dd) below:

aa)	Sale against cash payment at a price not substantially below the trading price

It is proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, to sell acquired treasury shares which account for a portion of up to 10% of the capital stock in aggregate other than on the stock exchange or by way of an offer for sale addressed to all shareholders against payment in cash at a price which is not substantially below the trading price of the Company’s share on the Frankfurt Stock Exchange on the five trading days preceding the final determination of the selling price by the Executive Board, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system) (subsection e) of the resolution proposal). The shareholders’ subscription rights are to be excluded in respect of these shares. The statutory basis of this so-called simplified exclusion of shareholders’ subscription rights is Section 71 (1) no. 8 sentence 5 in conjunction with Section 186 (3) sentence 4 AktG. A possible deduction from the relevant trading price will presumably not exceed 3%, and in no event 5%, of the trading price.

This option to exclude the shareholders’ subscription rights as provided for in Section 186 (3) sentence 4 AktG will enable the Company to quickly, flexibly and cost-effectively exploit opportunities arising as a result of prevailing stock exchange conditions. The sales proceeds that can be realized by fixing a price that is close to market will as a rule result in a significantly higher inflow of funds per share than in the case of a placement of shares with subscription rights, thus ensuring the highest possible inflow of equity. By avoiding the time-consuming and expensive handling of subscription rights, the Company will furthermore be able to meet its equity requirements quickly when market opportunities arise at short notice. Section 186 (2) sentence 2 AktG allows the subscription price to be published three days prior to the expiration of the subscription period at the latest. However, in light of the volatility in the stock markets, this still involves a market risk, in particular a price change risk, for several days, which may lead to safety margins being deducted when the selling price is determined and, therefore, to conditions which are not close to market. In addition, if the Company granted subscription rights, it would not be in a position to react quickly to favorable market conditions due to the length of the subscription period. Authorized Capital II as resolved on by the General Meeting of Shareholders of June 8, 2010 under Item 9 subsection c) on the agenda of that meeting also serves this purpose. However, the intention is to enable the Company to achieve this purpose after a repurchase of treasury shares, where appropriate, without having to perform a capital increase, which would require more time and effort especially due to the fact that such increase must be entered in the commercial register.

In order to comply with the limit applicable to the simplified exclusion of the shareholders’ subscription rights as provided for in Section 186 (3) sentence 4 AktG of 10% of the capital stock, the authorization to dispose of acquired treasury shares subject to the simplified exclusion of the shareholders’

subscription rights is limited to shares representing a pro rata amount of 10% of the Company’s capital stock. For the purpose of calculating the 10% threshold, the lower of the amount of capital stock existing at the time the resolution concerning the authorization is adopted by the General Meeting of Shareholders of June 4, 2013 or the amount of capital stock existing at the time the authorization is exercised is to be relevant. The resolution proposal also provides for a deduction clause, pursuant to which the authorization volume will be reduced to the extent that other authorizations concerning the simplified exclusion of shareholders’ subscription rights are exercised from the date of the General Meeting of Shareholders. This is to ensure that the 10% threshold stipulated in Section 186 (3) sentence 4 AktG is observed, taking into account all authorizations providing for the option to exclude subscription rights in accordance with Section 186 (3) sentence 4 AktG, whether applied directly, analogously or mutatis mutandis.

In light of the stated reasons, the proposed authorization to use treasury shares and the exclusion of subscription rights is in the interests of the Company and its shareholders. Since the selling price for treasury shares to be granted will have to be determined by reference to the trading price and the volume of the authorization is limited, the interests of the shareholders are adequately protected. Shareholders wishing to maintain their participation ratios can do so by acquiring additional shares on the stock exchange. The portion of freely floating shares of the Company is approximately 74.4%. In the 2012 calendar year, the entire volume of trading in SAP shares in XETRA trading alone amounted to more than 69% of the Company’s capital stock.

bb)	Sale in connection with mergers with other enterprises or acquisitions of enterprises

It is further proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, to transfer the acquired treasury shares to third parties as consideration in connection with mergers with other enterprises or acquisitions of enterprises or parts thereof or interests therein (subsection f) of the resolution proposal). In this context, it is proposed that the shareholders’ subscription rights be equally excluded.

SAP AG has to cope with global competition. The Company must always be in a position to act promptly and flexibly in the national and international markets in the interests of its shareholders. This also includes the option to acquire enterprises or parts thereof or interests therein with a view to enhancing the Company’s competitive position or to merge with other enterprises. In individual cases, the best possible way of implementing this option in the interests of the shareholders and the Company may consist in merging with another enterprise or acquiring an enterprise or parts thereof or interests therein by way of granting shares in the acquiring company. Practical experience shows that the shareholders of companies that are attractive acquisition targets frequently request the delivery of shares in the acquiring company as consideration for the respective sale. In order to be in a position to also acquire such companies, SAP AG must be able to grant treasury shares as consideration. Authorized Capital II as resolved on by the General Meeting of Shareholders of June 8, 2010 under Item 9 subsection c) on the agenda of that meeting also serves this purpose. However, the intention is to enable the Company to achieve this purpose after a repurchase of treasury shares, where appropriate, without having to perform a capital increase, which would require more time and effort especially due to the fact that such increase must be entered in the commercial register.

By contrast, if shareholders’ subscription rights were to be maintained, mergers with other enterprises or acquisitions of enterprises or parts thereof or interests therein in return for the granting of acquired treasury shares would be impossible, rendering the associated benefits for the Company and its shareholders unattainable.

The Company is currently not contemplating any specific merger or acquisition in respect of which it intends to make use of this option. Should any specific opportunities open up with regard to mergers with other enterprises or acquisitions of enterprises or parts thereof or interests therein, the Executive Board will carefully assess in each individual case whether or not to exercise the authorization concerning the granting of treasury shares. The Executive Board will do so only if it arrives at the conclusion that the relevant merger or the acquisition of the relevant enterprise, part thereof or interest therein in return for the granting of SAP shares is in the best interests of the Company. The same applies with regard to the consent of the Supervisory Board, which is required under the resolution proposal. The Executive Board will report on the details in connection with the exercise of the authorization to the General Meeting of Shareholders next following any merger or acquisition in return for the granting of SAP shares.

cc)	Servicing of conversion or option rights under convertible and/or warrant-linked bonds

It is also proposed that the Executive Board, subject to the consent of the Supervisory Board, be authorized to use treasury shares, subject to an exclusion of the shareholders’ subscription rights, for the purpose of servicing conversion or option rights under convertible or warrant-linked bonds issued by the Company under the authorizations granted by the resolutions relating to Item 7 on the agenda of the General Meeting of Shareholders of May 25, 2011, subsection a), and to transfer such shares to the holders of the conversion or option rights in accordance with the relevant terms and conditions determined in the aforementioned resolutions of the General Meeting of Shareholders (subsection h) of the resolution proposal). The transfer of treasury shares for the purpose of servicing these conversion or option rights instead of using the contingent capital will in particular help to prevent any dilutive effects which might otherwise occur. The exclusion of the shareholders’ subscription rights is therefore also in the interests of the existing shareholders.

The authorizing resolution adopted by the General Meeting of Shareholders of May 25, 2011 is available for inspection at the commercial register of the Local Court of Mannheim as part of the notarial record of this General Meeting of Shareholders. It is also available on the Internet at www.sap.com/agm and will be available for inspection at the General Meeting of Shareholders. The contents of the authorizing resolution are further set out in the invitation to the annual General Meeting of Shareholders of May 25, 2011, which was published in the (electronic) German Federal Gazette on April 15, 2011.

dd)	Offer or promise and/or transfer of shares to employees of the Company and its downstream affiliates as well as to members of the managing bodies of its downstream affiliates

It is also proposed that the Executive Board be authorized to offer for acquisition or to promise and/or transfer treasury shares to employees of the Company and its downstream affiliates (i.e. as employee shares (Belegschaftsaktien)) as well as to members of the managing bodies of its downstream affiliates, subject to an exclusion of the shareholders’ subscription rights (subsection i) of the resolution proposal).

In the past, SAP AG already established various share-based participation programs to allow its executive staff and employees to participate in the success and the increase in the corporate value of SAP AG. The aim of any such share-based employee participation program which combines a long-term effect with a certain risk always is to create a specific incentive to achieve a sustainable increase in the corporate value of SAP AG, to strengthen the identification with and bond to the companies of the SAP group by rewarding the willingness to stay with the SAP group in the longer term, and to help develop a real and sustainable culture of employee shareholdership. The intention is to enable SAP AG to promote employee participation in the Company by granting employee shares. The granting of such employee shares serves to improve employee integration, increase the willingness to take on responsibility and strengthen the bond between the employees and their employer. The issuance of employee shares is therefore in the interests of the Company and its shareholders. This approach is promoted by the legislator, who has provided for various ways to support companies in issuing such shares. However, shares are to be offered not only to employees of SAP AG and its downstream affiliates but also to members of the managing bodies of downstream affiliates. These executive staff have a material influence on the development of the SAP group and SAP AG. It is important therefore to offer them, too, a strong incentive to contribute to a sustainable increase in the corporate value of SAP AG and to strengthen their identification with and bond to the companies of the SAP group by rewarding their willingness to stay with the SAP group in the longer term.

By issuing shares to employees and members of the managing bodies of downstream affiliates, the Company is in a position to offer a long-term incentive that reflects not only positive but also negative developments. By providing for a lock-up period of several years when granting such shares, or offering certain incentives to hold the shares over a certain period of time, the Company has a tool not only for granting a bonus but also for deducting a “malus” where developments have been negative. With this instrument, the willingness of employees and executive staff to take on commercial responsibility can thus be increased, which is in the interests of the Company and its shareholders. The shares may be granted for free or on other special conditions.

Besides granting the shares directly, it is intended that the acquired shares may also be transferred to a bank or other entity meeting the requirements of Section 186 (5) sentence 1 AktG which subscribes the shares subject to an undertaking to offer for acquisition or to promise and/or transfer them exclusively to employees of the Company and its downstream affiliates or to members of the managing bodies of downstream affiliates. This process can serve to facilitate the handling, for example by entrusting it to a bank to the greatest extent possible.

Moreover, it is intended that the shares may also be procured by a bank or other entity meeting the requirements of Section 186 (5) sentence 1 AktG by way of securities loans, with the acquired treasury shares being used to redeem such securities loans. Procuring the shares by way of securities loans also serves to facilitate the handling. Accordingly, the acquired shares are to be used not only for the purpose of granting them directly or indirectly to employees of SAP AG and its downstream affiliates as well as to members of the managing bodies of downstream affiliates but also for the purpose of satisfying the claims of lenders for the redemption of loans. In terms of the economic result, the shares are used in this case, too, for the purpose of granting them to employees of SAP AG and its downstream affiliates as well as to members of the managing bodies of downstream affiliates.

It is also intended that the Company continues to be able to use treasury shares under the so-called SAP Share Matching Plan that has been in existence since 2010. Executive staff and employees of SAP AG and its downstream affiliates as well as members of the managing bodies of downstream affiliates may participate in this Share Matching Plan. New tranches may be issued each year on the basis of the Share Matching Plan (plan tranches), and offers for the purchase of SAP shares are made for each plan tranche. Under the Share Matching Plan, SAP AG and its affiliates have the option of offering their executive staff and employees to purchase SAP shares on preferential terms. The shares are generally subject to a lock-up period of three years. A plan participant is in principle entitled at a later stage (i.e. after expiry of the three-year lock-up period) to receive one additional SAP share (matching share) for three previously acquired SAP shares free of charge, provided that the plan participant’s employment with SAP AG or an affiliate has continued without interruption and no notice of termination has been given during this period; if, however, the plan participant’s employment ends, the lock-up period equally ceases to apply. Different terms apply to certain executive staff members of SAP AG and its affiliates in strategic positions with global responsibilities, who may, in accordance with the terms and conditions of the plan, purchase shares at a price that is not reduced and are then entitled to receive two matching shares for each three of these shares once the three-year lock-up period has expired. For 2012, to celebrate the 40th anniversary of the founding of SAP the terms and conditions exceptionally provided that instead of one or (in the case of such executive staff members of SAP AG and its affiliates mentioned in the foregoing sentence) two matching shares, five matching shares each were granted after expiry of the lock-up period; such an exception is, however, not currently envisaged. Depending on the structuring of the relevant terms and conditions, such executive staff members were previously able to subscribe shares in an amount of up to 30% of the annual target bonus, while for the other participants of the Share Matching Plan this threshold previously was 4% of the annual gross basic salary. Since the introduction of the Share Matching Plan in 2010, plan participants purchased a total of 4.85 million SAP shares with the number of corresponding matching shares equaling 4.26 million shares, owing to the exceptional increase in the number of matching shares in 2012.

Authorized Capital III as resolved on by the General Meeting of Shareholders of June 8, 2010 under Item 10 on the agenda of that meeting also serves this purpose, at least in parts. However, the intention is to enable the Company to achieve this purpose after a repurchase of treasury shares, where appropriate, without having to perform a capital increase, which would require more time and effort especially due to the fact that such increase must be entered in the commercial register. In this context, it is intended that shares may be used that were previously acquired under acquisition authorizations granted at an earlier stage. The reasons set out for the exclusion of subscription rights will apply equally where these shares are used subject to an exclusion of the shareholders’ subscription rights.

In order for the Company to be able to issue or to offer and/or transfer treasury shares to employees or members of the managing bodies of downstream affiliates, the shareholders’ subscription rights must be excluded. Otherwise, it would not be possible to attain the associated benefits for the Company and its shareholders.

c)	Authorization to exclude subscription rights in respect of fractional shares

Finally, it is proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, to exclude the shareholders’ subscription rights in respect of fractional shares in the event of a sale of treasury shares by way of an offer for sale to all of the Company’s shareholders (subsection l) of the resolution proposal). The exclusion of the shareholders’ subscription rights in respect of fractional shares is required in order to ensure a technically feasible subscription ratio. The fractions of shares excluded from the shareholders’ subscription rights will be realized either by sale on the stock exchange or in any other manner so as to best further the Company’s interests. The potential dilutive effect is low due to the limitation to fractional shares.

d)	Final statement

Having considered all of the above circumstances, the Executive Board, acting with the consent of the Supervisory Board, considers the exclusion of the shareholders’ subscription rights in the specified cases to be justified in view of the circumstances and reasonable for the shareholders for the stated reasons, in particular if potential dilutive effects are taken into account.

***

III.	FURTHER INFORMATION AND DETAILS CONCERNING THE GENERAL MEETING OF SHAREHOLDERS

1.	Conditions for attending the General Meeting of Shareholders and exercising voting rights

a)	Application to attend and proof

Shareholders are entitled to attend the General Meeting of Shareholders and to exercise their voting rights only if they have submitted an application prior to the General Meeting of Shareholders and furnished proof of their shareholding to the Company. Application must be made in German or English and must be received by the Company in text form (Section 126b of the German Civil Code (Bürgerliches Gesetzbuch; BGB)). Proof of shareholding must be furnished by way of a confirmation issued by a depositary institution in text form (Section 126b BGB) in German or English. The confirmation issued by the depositary institution must relate to the beginning (i.e. 0.00 hrs (Central European Summer Time, CEST)) of May 14, 2013 (the Record Date). The application as well as the proof of shareholding must be received by the Company by no later than the end (i.e. 24.00 hrs (CEST)) of May 28, 2013 at the address below:

SAP AG

c/o DZ BANK AG

represented by dwpbank

– WASHV –

Landsberger Str. 187

80687 Munich

or by fax: +49(0)69 5099 1110

or by e-mail: hv-eintrittskarten@dwpbank.de

b)	Relevance of the Record Date

In relations with the Company, a person will be deemed to be a shareholder for the purpose of attending the General Meeting of Shareholders or exercising voting rights only if proof of their shareholding, as described above, has been furnished. Any changes in shareholdings occurring after the Record Date are of no relevance in this regard. Shareholders who have purchased their shares only after the Record Date are therefore not entitled, in relations with the Company, to attend the General Meeting of Shareholders or exercise voting rights as shareholders. Shareholders who have duly applied for attendance and provided proof of their shareholdings are entitled, in relations with the Company, to attend the General Meeting of Shareholders and to exercise their voting rights even if they sold their shares after the Record Date. The Record Date will not affect the calculation of the shareholders’ dividend entitlement.

c)	Ordering admission tickets

Once the application and proof of shareholdings have been submitted correctly (as described above in paragraph a) of this section 1), the shareholders will be issued with admission tickets for the General Meeting of Shareholders. In order to facilitate processing, we ask that you present the admission ticket at the door when you attend the meeting (online participation excepted). Information on online attendance (see section 3 below) and on granting proxy authorization and issuing instructions to proxies designated by the Company using the website provided by the Company for this purpose (see section 4 paragraph c) below) is printed on the admission ticket, as is a form and the necessary information for voting by post (see section 2 below). Most depositary institutions will ensure timely receipt of the admission tickets, provided that shareholders complete the forms for ordering admission tickets sent to them by their depositary institutions and return them to the relevant depositary institution in sufficient time for such institution to arrange for the application and proof of shareholding to be submitted on behalf of the shareholders before the application period ends.

2.	Voting by post

Within the scope specified below, shareholders also have the option to vote by post, i.e. without having to attend the General Meeting of Shareholders. This, too, requires correct submission of the application and of proof of their shareholding, as set out in section 1 above (Conditions for attending the General Meeting of Shareholders and exercising voting rights). Voting by post must be performed in writing, using the (postal voting) form which is printed on the admission ticket and which is also available on the Internet at www.sap.com/agm. The form used for postal voting must be received by the Company, fully completed and in particular marked with the admission ticket number and the validation code, by June 3, 2013 (day of receipt of post) by the Company at the following address:

SAP AG

c/o Computershare Operations Center

D-80249 Munich

The fully completed form may also be sent by fax and must in this case be received by 12.00 hrs (CEST) on June 3, 2013, on fax number +49 (0)89 30903 74675.

Postal voting will be limited to voting on resolution proposals of the Executive Board and/or the Supervisory Board that were published in the invitation to the General Meeting of Shareholders (including a potential adjustment of the proposed resolution on the appropriation of retained earnings to reflect the number of shares carrying dividend rights existing at the time the resolution is adopted, which adjustment is announced in the invitation) as well as on shareholders’ resolution proposals published together with any addition to the agenda pursuant to Section 122 (2) AktG.

Votes cast by post may be revoked or amended by written notice directed at the postal address specified above (in this section 2) by June 3, 2013 (day of receipt of post) or by transmitting the written notice by fax to the number specified (here in section 2) above by 12.00 hrs (CEST) on June 3, 2013 (time of receipt of fax). The right to attend the General Meeting of Shareholders remains unaffected. If shareholders wish to attend the General Meeting of Shareholders either themselves or through a proxy and to represent the relevant shares, i.e. to exercise the shareholder rights arising from such shares, despite having previously cast their votes by post, this will be possible but will be deemed a revocation of the votes cast by post. This also applies in the event that shareholders, either themselves or through a proxy, participate in the General Meeting of Shareholders by way of online participation (see section 3 below). The forms to be used for postal voting provide for the relevant declarations.

3.	Online participation in the General Meeting of Shareholders

Within the scope specified below, shareholders also have the option to participate in the General Meeting of Shareholders directly via the Internet, i.e. without having to be physically present at the place where it is held (online participation). This, too, requires correct submission of the application and of proof of their shareholding, as set out in section 1 above (Conditions for attending the General Meeting of Shareholders and exercising voting rights). From 8.00 hrs (CEST) on June 4, 2013, shareholders can log in to the online participation system on www.sap.com/agm by entering the required access data and will then be able to participate online in the General Meeting of Shareholders from its beginning. In addition to the admission ticket number, the required access data comprise a validation code, the family name, first name and place of residence of the person in whose name the admission ticket is made out, and the relevant number of shares, each as printed on the admission ticket. Once shareholders have entered these access data for the first time, they will receive an access code which, together with the admission ticket number and the validation code, allows them to again access the online participation system, if required, as well as the Internet dialogue for granting proxy authorization and issuing instructions to Company proxies (see section 4 lit. c) below for more detail). Online participation is not possible if the relevant shares are represented by a participant (the shareholder or his/her proxy) who is present at the place where the General Meeting of Shareholders is held.

Persons participating online will be able to follow the entire General Meeting of Shareholders audio-visually via the Internet, to cast their votes in realtime during the voting procedure and to inspect the list of participants of the General Meeting of Shareholders electronically. Any further options of exercising shareholder rights by way of online participation will not be available for technical and organizational reasons. If participants wish to discontinue their online participation before the voting procedure begins, they may (among other options) authorize the Company proxies to exercise the participants’ voting rights in accordance with their instructions.

4.	Voting by proxy

a)	Option to vote by proxy

Shareholders may elect to have their voting rights exercised by a proxy, e.g. by a bank, a shareholders’ association, by proxies designated by the Company or another person of their choice. In this case, too, correct submission of the application to attend and of proof of shareholding is required as set out in section 1 above (Conditions for attending the General Meeting of Shareholders and exercising voting rights). It is possible to appoint a proxy both prior to and during the General Meeting of Shareholders, and proxies may be appointed by way of the shareholder making a declaration to the relevant proxy or to the Company.

The proxy attending the General Meeting of Shareholders may exercise the voting right in the same way as the shareholder could, insofar as neither the law nor the relevant shareholder or the proxy provides for any restrictions or other qualifications. Subject to such restrictions, a proxy may, even if the admission ticket is not made out in his or her name, exercise voting rights by way of postal voting or online participation, provided the requirements set out in section 2 (Voting by post) and/or section 3 (Online participation in the General Meeting of Shareholders) are fulfilled. For processing reasons, online participation by the proxy is only possible once the Company has received the relevant declaration of authorization or other proof of proxy authorization, in each case in due form, and the proxy has been registered in the system on this basis as a person who has been granted access. Timely registration of the proxy in the system will in any event be ensured if and as soon as the relevant proxy authorization or the relevant proof has been transmitted to the e-mail address specified in lit. d) of this section 4 in one of the formats indicated.

b)	Form of proxy authorization

Pursuant to Section 134 (3) sentence 3 AktG, the proxy authorization must be granted or revoked, and proof of the proxy authorization to be provided to the Company must be provided, in text form (Section 126b BGB). The special provisions set out below in lit. c) of this section 4 additionally apply where authorization is granted to proxies designated by the Company. In the event that proxy authorization is granted to banks or shareholders’ associations, or persons or associations which have an equivalent status under Section 135 (8) AktG or institutions or enterprises which have equivalent status under Section 135 (10) AktG, the text form, in derogation from the above, is neither required pursuant to Section 134 (3) sentence 3 AktG, nor do the Articles of Incorporation contain a specific provision governing such case. Banks and shareholders’ associations, as well as persons, associations, institutions and enterprises which have an equivalent status under Section 135 (8) or (10) AktG may therefore use forms for the granting of proxy authorization which need only comply with the statutory provisions governing such case, in particular those contained in Section 135 AktG. Reference is made to the special procedure pursuant to Section 135 (1) sentence 5 AktG.

c)	Proxies designated by the Company, special provisions regarding their authorization

Within the scope specified below, we offer our shareholders the option to be represented at the General Meeting of Shareholders by employees designated as proxies by the Company (Company proxies) who are bound by the shareholders’ instructions. The Company proxies will exercise their powers only to the extent that shareholders have previously instructed them to exercise their voting rights. The proxies designated by the Company are obligated to vote in accordance with the instructions given to them. The authorization of Company proxies may be granted and revoked, and instructions to them may be given and amended, by declaration to the Company in text form and also via the Internet dialogue provided by the Company for this purpose at www.sap.com/agm. In addition to the admission ticket number, the required access data comprise a validation code, the family name, first name and place of residence of the person in whose name the admission ticket is made out, and the relevant number of shares, each as printed on the admission ticket. Once shareholders have entered these access data for the first time, they will receive an access code which, together with the admission ticket number and validation code, allows them to again access the Internet dialogue for granting proxy authorization and issuing instructions to Company proxies at a later time, as well as to access the online participation system (see section 3 above). Authorizations and instructions to the Company proxies may still be given and/or modified online during the General Meeting of Shareholders until the commencement of the voting procedure. Shareholders wishing to authorize the Company proxies and to provide them with the necessary instructions may of course also use the form on the admission ticket for the General Meeting of Shareholders to do so. Giving authorizations and instructions to the Company proxies is still possible at the General Meeting of Shareholders, namely until the commencement of the voting procedure.

If, besides the authorization for and instructions to the Company proxies, the Company has received postal votes (see section 2 above), these postal votes will always take precedence; in this case, the Company proxies will not exercise the authorization granted to them and will not represent the relevant shares. Equally, the Company proxies will not exercise any authorization granted to them and will not represent the relevant shares if the relevant shares are represented by a participant (a shareholder or his/her proxy) who is physically present at the place of the General Meeting of Shareholders or by way of online participation.

d)	Proof of proxy authorization

If proxy authorization is granted by way of a declaration made to the Company, no separate proof of proxy authorization to the Company is required. If, however, proxy authorization is granted by way of a declaration made to the proxy appointed, the Company may demand to see proof of such authorization, unless otherwise provided for in Section 135 AktG, i.e. in particular where a bank or shareholders’ association is appointed proxy. The granting of proxy authorization may be proven, for example, by the proxy presenting the document confirming his or her authorization in due form at the entry controls on the day of the General Meeting of Shareholders, or by (the shareholder or proxy) sending proof of authorization to the Company in advance. Such proof may be directed to the postal address or fax number of the Company stated in section 2 for voting by post. In accordance with Section 134 (3) sentence 4 AktG, we offer the following means of electronic communication: the proof of appointment of a proxy may be sent to the Company by e-mail to: sap-hv2013@computershare.de. It will be ensured that Word, .pdf, .jpg, .txt and .tif documents sent as e-mail attachments will be taken into account (with the possibility of existing e-mails being forwarded). The Company is only able to easily and clearly draw the link between proof of proxy authorization that is sent by e-mail and a specific application to attend if such authorization or the corresponding e-mail states the family name, first name and address of the relevant shareholder and, if already known, the admission ticket number and the validation code. The means of communication specified above will also be available for granting or revoking proxy authorization by means of a declaration to the Company.

e)	Multiple proxies

If a shareholder appoints more than one proxy, the Company is entitled under Section 134 (3) sentence 2 AktG to refuse one or more of them.

f)	Forms for granting proxy authorization

Shareholders will receive forms which may be used for granting proxy authorization as well as for granting proxy authorization and issuing instructions to the Company proxies together with their admission tickets following correct submission of the application and proof of shareholding. A screen form can also be accessed via the Internet dialogue provided by the Company for granting proxy authorizations and issuing instructions to Company proxies. A printable form for granting proxy authorization and, as appropriate, issuing instructions is also available on the Internet at www.sap.com/agm. To facilitate processing, we ask that these forms be used for granting proxy authorization if proxies are appointed by way of a declaration made to the Company, including where proxy authorization is granted and instructions are issued to the Company proxies. Forms for granting proxy authorization and, as appropriate, issuing instructions during the General Meeting of Shareholders are also contained in the voting card pads which are distributed at the entrance to the General Meeting of Shareholders.

5.	Live transmission of the General Meeting of Shareholders on the Internet

All shareholders of SAP AG and the interested general public may follow the entire General Meeting of Shareholders on June 4, 2013 from 10.00 hrs (CEST) live on the Internet. Unrestricted online access to the live transmission will be possible via the Internet at www.sap.com/agm. The opening by the chairman as well as the speeches by the Co-CEOs will also be recorded and will be available on the Internet at the address specified above after the General Meeting of Shareholders.

6.	Shareholder rights

a)	Requests for additional agenda items pursuant to Section 122 (2) AktG

Shareholders collectively holding at least one twentieth of the capital stock or at least € 500,000 in total (the latter corresponding to 500,000 shares) may request that additional items be added to the agenda and made public. Each new item must be accompanied by the corresponding grounds or a resolution proposal. Such requests must be made in writing to the Company’s Executive Board and must have been received by the Company by 24.00 hrs (CEST) on May 4, 2013. The request may be sent to the following address: SAP AG, Vorstand, Dietmar-Hopp-Allee 16, D-69190 Walldorf.

Section 142 (2) sentence 2 AktG, which provides that shareholders requesting additional agenda items must submit proof that they have been holding the shares for at least three months prior to the date of the General Meeting of Shareholders and that they will continue to hold the shares up to the date on which a decision on their request is taken, applies mutatis mutandis in accordance with Section 122 (2) sentence 1 AktG. In this respect, the Company will accept proof that shareholders requesting additional agenda items have been holding the shares required for the quorum to be achieved (see above) at least since the beginning (i.e. 0.00 hrs (Central European Time) of March 4, 2013 up to the beginning of the day on which the request for additional agenda items is dispatched. Shareholding periods of third parties will be taken into account in accordance with Section 70 AktG.

Any additions to the agenda which require publication and were not published in the calling notice will be published in the German Federal Gazette as soon as they have been received by the Company and will be forwarded for publication to media which can be expected to publish the information across the entire European Union. Any requests for additional items to be added to the agenda within the meaning of Section 122 (2) AktG which are received by the Company once the General Meeting of Shareholders has been called will also be made available on the Internet at www.sap.com/agm and will be communicated to the shareholders as soon as they have been received by the Company.

b)	Shareholder motions and nominations pursuant to Section 126 (1) and Section 127 AktG

At the General Meeting of Shareholders, shareholders may make applications and nominations relating to particular agenda items and the rules of procedure without any notice, publication or other special action being required prior to the General Meeting of Shareholders. (This does not apply in the case of online participation, see section 3 above.)

Counter-motions within the meaning of Section 126 AktG regarding the proposals of the Executive Board and the Supervisory Board on any specific item on the agenda as well as nominations within the meaning of Section 127 AktG will be made available via the Internet at , including the name of the shareholder concerned, the relevant reasons (which, however, are not required for nominations) and, if appropriate, a statement by the management if received by the end (i.e. 24.00 hrs (CEST)) of May 20, 2013 at

SAP AG

Investor Relations

Dietmar-Hopp-Allee 16

D-69190 Walldorf

or by fax: +49 (0)6227/7-40805

or by e-mail: investor@sap.com

and if the remaining requirements with regard to the Company’s duty to disclose pursuant to Section 126 and Section 127 AktG are complied with.

c)	Shareholders’ right to information pursuant to Section 131 (1) AktG

Under Section 131 (1) AktG, any shareholder must upon request be given information by the Executive Board at the General Meeting of Shareholders relating to the Company’s affairs, including its legal and business relations to affiliates, the financial position of the group and the companies included in the group financial statements, provided such information is necessary in order to make an informed judgment in respect of an agenda item and the Executive Board does not have the right to refuse to disclose such information. Shareholders attending online, however, are not able to issue requests for information (see section 3 above).

d)	Further information

Further information on the shareholders’ rights pursuant to Section 122 (2), Section 126 (1), Section 127 and Section 131 (1) AktG, in particular information relating to additional requirements above and beyond compliance with the relevant deadlines, is available on the Internet at www.sap.com/agm.

7.	Website offering information and publication of the invitation

This calling notice for the General Meeting of Shareholders and the information and documents to be made available pursuant to Section 124a AktG, any requests for additional agenda items within the meaning of Section 122 (2) AktG and other information are available on the Internet at www.sap.com/agm. The invitation, together with the full agenda and the resolution proposals of the Executive Board and the Supervisory Board, will be published in the German Federal Gazette dated April 26, 2013 and was moreover forwarded for publication to media which can be expected to publish the information across the entire European Union.

8.	Total number of shares and voting rights

On the date on which the General Meeting of Shareholders is called, the Company has capital stock of € 1,228,504,232.00, which is divided into 1,228,504,232 no-par value shares each representing one vote (information in accordance with Section 30b (1) no. 1 of the German Securities Trading Act (Wertpapierhandelsgesetz); this total includes the treasury shares held on the date on which the General Meeting of Shareholders is called, which do not, however, attribute any rights to the Company in accordance with Section 71b AktG).

Walldorf, April 2013

SAP AG

The Executive Board